Qutoutiao Inc.

11/F, Block 3, XingChuang Technology Center

5005 Shen Jiang Road, Pudong New Area

Shanghai 200120

People’s Republic of China

December 28, 2020

VIA EDGAR

Mr. Morgan Youngwood

Mr. Stephen Krikorian

Office of Technology
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qutoutiao Inc. Form 20-F for the Fiscal Year Ended December 31, 2019 File No. 001-38644

Dear Mr. Youngwood and Mr. Krikorian:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 11, 2020 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Form 20-F”) of Qutoutiao Inc. (the “Company”).

We set forth below our responses to the comments contained in the Staff’s letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our responses accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the Form 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Key Operating Metrics, page 80

1.

We note your response to prior 1. Describe in greater detail how management considers the number of active users and inactive users in managing or monitoring the performance of the business. Tell us the number of installed users that remain active users and become inactive users after one year on your platform for each period presented.

The Company respectfully advises the Staff that the management views the number of monthly active users and daily active users as key measures that reflect the size of the user pool that frequently uses the Company’s mobile applications and the level of user engagement of the applications. The management monitors and assesses the trends of such measures in order to adjust its strategies to facilitate user engagement, attract more users to use the Company’s mobile applications and encourage inactive users to re-engage with the applications. The strategies that Company adopts to retain users and enhance user engagement include refining the content on its mobile applications that the users are more interested in based on analysis of user behaviors and improving its algorithms to push content that better matches a particular user’s interest.

The Company further respectfully advises the Staff that the management does not view the number of inactive users as a key measure in monitoring and managing the Company’s business because the Company focused on the number of active users, rather than the number of inactive users, in evaluating the effectiveness of the Company’s strategies to retain users. Therefore, the Company does not believe that it is meaningful to the investors to publicly disclose the number of inactive users. The Company will provide under separate cover the information regarding its active user retention as requested by the Staff on a confidential, supplemental basis.

To avoid any potential confusion of the Company’s active user base, the Company will remove the disclosure of the cumulative number of installed users from its future annual reports on Form 20-F.

2.

Please clarify your response to prior comment 4 that indicates you were able to expand your user base on some of the mobile applications without relying on loyalty programs. Describe how management considers the number of users under loyalty programs in managing or monitoring the performance of the business. Please tell us your consideration of disclosing the number of users under the loyalty programs and any related trends for each period presented. In this regard, consider segregating the number of users by classifications such as by loyalty program, mobile application and desktop users.

The Company respectfully advises the Staff that when it initially launched the Qutoutiao mobile application, the loyalty program was an important feature that attracted users to install and use the application and contributed to the significant growth of the user base. As the Company improved the quality of the content on its mobile applications and refined the algorithms to push personalized content, the Company gradually reduced its reliance on the loyalty program. The Company launched Midu Novels in May 2018 and Midu Lite in 2019, both featuring an innovative free-to-read model that appeals to the online literature reading population. The Company has acquired users to Midu Novels and Midu Lite primarily through the free literature offered on the mobile applications, rather than the loyalty program. While there are loyalty programs offered to Midu Novels and

Midu Lite users, the related costs for the programs and the impact of the programs on the line of business are not material.

The Company respectfully advises the Staff that it does not use the total number of users under loyalty programs to assess the performance of the business, as this includes users who may not be currently active on the Company’s applications. Instead, the Company’s loyalty programs are measured against active users (i.e. DAU), and the Company reviews the period-over-period change in user engagement expenses per DAU to monitor the Company’s reliance on loyalty programs. The Company’s reduced reliance on the loyalty programs is demonstrated by the decreases in the percentage of user engagement expenses as to net revenues and user engagement expenses per DAU per day over the past few quarters, as disclosed in the Company’s prior earnings releases. The Company will disclose these two measures in its future annual reports on Form 20-F.

	For the Three Months Ended				For the Three Months Ended				For the Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30	September 30
	2018				2019				2020
Net revenues (in RMB millions)	236.4	481.4	977.3	1,327.0	1,118.8	1,385.9	1,406.9	1,658.4	1,411.8	1,441.0	1,130.0
User engagement expenses (in RMB millions)	(192.3)	(245.8)	(481.0)	(563.3)	(580.8)	(449.5)	(536.1)	(571.4)	(507.5)	(457.2)	(264.7)
User engagement expenses as a percentage of net revenues	81%	51%	49%	42%	52%	32%	38%	34%	36%	32%	23%
Combined Average DAUs (in millions)	11.3	12.6	21.3	30.9	37.5	38.7	42.1	45.7	45.6	43.0	39.7
User engagement expenses per DAU per day (RMB)	0.19	0.21	0.25	0.20	0.17	0.13	0.14	0.14	0.12	0.12	0.07

In addition, the table below summarizes the percentages of DAUs of loyalty program inclined apps and DAUs of other apps, for each period presented. The Company respectfully advises the Staff that it does not have desktop users. The Company will make such disclosure in its future annual reports on Form 20-F.

Percentages	For the Three Months Ended				For the Three Months Ended				For the Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30	September 30
	2018				2019				2020
DAUs of loyalty program inclined apps	100.0%	100.0%	98.0%	90.7%	81.9%	77.2%	74.8%	63.2%	55.9%	47.4%	39.4%
DAUs of other apps	0.0%	0.0%	2.0%	9.3%	18.1%	22.8%	25.2%	36.8%	44.1%	52.6%	60.6%

Consolidated Financial Statements
Note 21. Related Party transactions, page F-59

3.	We note your response to prior comment 3. Please further explain why the related parties and unrelated third-party customers cited in your response were granted similar payment terms and how you determined that they are comparable based on the criteria listed in your response. In this respect, we note that the related party companies under common control of the founder were only developed in late 2018. In addition, tell us the amount of revenue recognized and receivables from those third parties that were granted extended payment terms for 2019 and 2018.

The Company respectfully advises the Staff that the related parties and the unrelated third-party customers cited in the Company’s prior response were granted similar payment terms because they are comparable in respect of the following criteria:

•	Size of the business: Both parties have either registered capital or accumulated investment received of at least RMB10 million.
•

Credit history: Both parties made payments on a timely basis within the granted payment terms when the Company initially started to have transactions with them and they have no public record of past defaults.

•

Industry: Both parties are in the technology, media, and telecom (TMT) sector and the content of their advertisements are concentrated on e-commerce, media and games, which best cater to the interest of the Company’s user groups.

The Company respectfully advises the Staff that during 2018, when the related parties under the common control of the founder commenced businesses and began having transactions with Qutoutiao, they were not granted extended payment terms. While the Company considers various criteria when granting an initial payment term to a customer, the criteria discussed above are reassessed periodically to determine whether the extended payment terms can be granted to that customer later on. This process is consistently applied among all related party and third-party customers.

During the second half of 2019, as the related parties significantly expanded their businesses and consistently made payments within the initially granted payment terms, the Company, based on the reassessment of the criteria, started to grant extended payment terms to these related parties. Similarly, those third-party customers were also granted extended payment terms during the second half of 2019 when the Company reassessed the criteria above.

The Company further respectfully advises the Staff that for those third-party customers that were granted extended payment terms, the total revenue recognized from them was RMB893.1 million for 2019, and the total receivables due from them were RMB227.0 million as of December 31, 2019. The corresponding figures for 2018 are not representative as third-party customers did not enjoy extended payment terms in 2018. This is because the Company was still relying more heavily on the model that third party advertising customers pay in advance to purchase advertising and marketing services back then.

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The Company has duly noted the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (cell) or ygao@stblaw.com.

Sincerely,

/s/ Eric Siliang Tan ________

Eric Siliang Tan

Chief Executive Officer

cc:Yi Gao

Simpson Thacher & Bartlett LLP

Sean Fu

PricewaterhouseCoopers Zhong Tian LLP

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